International Curator Resources Ltd.
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.intlcurator.com

02028578

April 4, 2002

SEC MAIL PROCESSING RECEIVED APR 17 2002 WASH. D.C. 154 SECTION

FILE NO: 82-1540

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

SUPPL

Dear Sirs:

Re: Press Release dated April 4, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Yours very truly,

INTERNATIONAL CURATOR RESOURCES LTD.

S. Shane

Sophia Shane,
Corporate Development

dlw 4/23

Enc.

INTERNATIONAL CURATOR RESOURCES LTD.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250

NEWS RELEASE

April 4, 2002 **Symbol: IC - TSE**

ADDITIONAL RESULTS FROM ASSEAN LAKE

International Curator Resources Ltd. (the "Company") is pleased to announce further assay results from the Assean Lake Property, near Thompson Manitoba. On the newly discovered B52 zone, hole HT-02-74 was drilled below hole HT-02-60 and intersected 5.63 g/t gold over 2.35 meters. Drilling on the down plunge of the Hunt Zone failed to intersect the high grade core due to a fault offset. More detailed drilling will be required to properly define the down plunge extension of the Hunt Zone. In addition to the gold mineralization, encouraging nickel intervals are associated with ultramafic rocks on the eastern portion of the claim group. Holes HT-02-57 and 63 intersected 0.46% nickel over 3.8 meters and 0.55% nickel over 3.0 meters respectively

ASSEAN LAKE GOLD DRILL RESULTS							
Drill Hole	**Zone**	**Coordinates**	**Azimuth**	**Dip**	**From/to(m)**	**Width (m)***	**Gold (g/t)**
HT-02-60**	B52	5200E 240N	330°	-45°	42.0-46.0	4.00	10.20
Incl					42.0-43.5	1.50	23.94
HT-02-74	B52	5200E 200N	330°	-50°	91.50-93.85	2.35	5.63
incl					92.75-93.85	1.10	10.70
HT-02-62	Hunt	1650E 87S	330°	-65°	Zone Faulted Out		
HT-02-67	Hunt	1700E 40S	330°	-62°	228.50-234.42	5.92	1.58
HT-02-70	Hunt	1750E 80S	330°	-63°	Anomalous Au 4 m thick qtz vein		
HT-02-69	Recce	1100E 585N	330°	-45°	105.04-105.83	0.79	2.26

*The widths listed are drilled widths. Based on the strike and dip of the zone, true widths are about 80% of drilled widths.

**Released previously.

The winter drill program has been successful in discovering a second gold-bearing shoot about 3 kilometers east of the Hunt zone. The new zone is referred to as the B52 zone and it is open down dip. Assay results for holes drilled on strike of the B52 zone are not available as yet.

Four holes were drilled to test the down plunge extension of the Hunt Zone at 100 meter centers. Hole HT-02-62 intersected a fault zone at the target depth, interpreted to be a fault window in the Zone. HT-02-70, drilled 100 meters to the east of HT-02-62 intersected a 4 meter thick quartz vein with typical Hunt zone alteration; however the zone was only anomalous in gold. Assay results for HT-02-73, drilled 100 meters west of HT-02-62 are not available as yet.

The nickel intersections in holes HT-02-57 and 63 are associated with IP anomalies. The nickel occurs within a sequence of rocks interpreted to be sulphide-bearing Proterozoic metasediments intruded by ultramafic sills or dykes. These intersections are intriguing because Assean Lake occurs about 110 kilometers northeast of Thompson, Manitoba. Thompson is one of the most important nickel producing regions in the world. The Thompson nickel deposits occur in ultramafic intrusions in Proterozoic sediments along the Thompson lineament, making the Assean Lake area highly prospective for nickel.

ASSEAN LAKE
NICKEL DRILL RESULTS

Drill Hole	Zone	Coordinates	Azimuth	Dip	From/to(m)	Width (m)*	Nickel (%)
HT-02-57	Recce	5300E 200N	330^0	-45^0	38.0-41.8	3.80	0.46
And					76.0-79.4	3.40	0.26
HT-02-63	Recce	5100E 175N	330^0	-45^0	32.0-35.0	3.00	0.55

* These widths are drilled widths. True widths cannot be estimated until additional drilling has established the strike and dip of the zone.

The winter drill program was completed on March 29th and consisted of 4,612 meters in 37 drill holes. Results for the first 17 holes have been received. Additional results will be reported as they become available. These results were compiled by R.J. Bailes, P.Geol., Vice President of International Curator, who is an appropriately qualified person as defined by National Instrument 43-101.

Please visit International Curator's web site www.intlcurator.com for complete project details, photos and maps.

ON BEHALF OF THE BOARD

Michael D. McInnis
Chairman

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842